Aspect Communications Corporation

August 23, 2004

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Attn: Barbara Jacobs
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

RE:	Aspect Communications Corporation Withdrawal of Registration Statement on Form S-3, SEC File No. 333-112858

Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Aspect Communications Corporation (the “Registrant”) hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-3, together will all exhibits and amendments thereto (SEC File No. 333-112858), which was originally filed on February 13, 2004 and amended on February 18, 2004, March 23, 2004, April 20, 2004 and April 27, 2004 (the “Registration Statement”).

     The Registrant has determined that the public marketplace conditions are not sufficiently favorable to pursue its secondary public offering at this time. In light of this determination and the Registrant’s financial flexibility to defer the proposed offering, the Registrant has decided not to proceed with the offering contemplated by the Registration Statement. No securities have been sold pursuant to the Registration Statement and all activity in pursuit of the offering has been discontinued.

     Accordingly, the Registrant hereby requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

Sincerely,

ASPECT COMMUNICATIONS CORPORATION

By:	/s/ Gary A. Wetsel

Gary A. Wetsel Chief Financial Officer